EXHIBIT 99.1

Endeavour Silver Drilling Verifies High Grade Silver Mineralization in the Veta Colorada on the Parral Project, Chihuahua, Mexico

VANCOUVER, British Columbia, Oct. 24, 2017 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announces that exploration drilling on the Parral property in Chihuahua State, Mexico has verified high grade silver mineralization within the Argentina-Remedios area of the Veta Colorada, which was drilled but never mined by a previous owner, IMMSA.

Industrial Minera Mexico, S.A. de C.V. (IMMSA) operated a high grade silver mine on the Veta Colorada until 1990 and on closing left behind a 32.1 million oz historical silver resource contained in 4.0 million tonnes (t) grading 248.5 grams per tonne (gpt).  A qualified person has not done sufficient work to classify this historical estimate as a current mineral resource, Endeavour has not verified the historical resource and is not relying on it as a current mineral resource.

Twenty-one drill holes totaling 6,928 metres (m) of core were drilled to test the portion of the historic resource located within the Argentina-Remedios area of the Veta Colorada. (View long section here). The drill holes were spaced at approximately 100 m centres over an area 400 m long by 400 m deep.

Drilling highlights include 457 gpt silver over a 9.3 m true width (13.3 opT Ag over 30.5 feet (ft)) in hole CV26.5-1.  Another high grade intercept assayed 4,641 gpt silver over a 2.3 m true width (135.3 opT Ag over 7.5 ft) in hole CV27-2.

Results for 12 high grade drill intercepts are summarized in the table below.

Hole	Structure	From	True Width	Ag
		(m)	(m)	(gpt)
CV26-1	La Colorada	255.15	2.2	213
	Including	255.15	0.5	253
CV26-2	La Colorada	227.90	3.0	1,562
	Including	228.40	0.5	8,070
CV26-4	La Colorada	350.25	2.3	248
	Including	352.30	0.5	471
CV26.5-1	La Colorada	174.60	9.3	457
	Including	179.45	0.7	1,385
CV27-1	La Colorada	174.25	7.0	344
	Including	179.70	0.7	684
CV27-2	La Colorada	332.90	2.3	4,641
	Including	332.90	0.6	13,117
CV27-3	La Colorada	354.90	7.5	448
	Including	361.80	0.6	1,845
CV27-4	La Colorada	397.25	1.5	230
	Including	397.70	0.3	270
CV28-6	La Colorada	188.40	4.6	521
	Including	193.20	0.4	1,290
CV29-2	La Colorada	271.60	6.4	239
	Including	271.60	0.2	690
CV29-3	La Colorada	316.10	1.1	200
	Including	317.00	0.4	350
CV30-1	La Colorada	274.55	1.0	230
	Including	275.15	0.5	265

Luis Castro, Vice President, Exploration for Endeavour Silver, commented, “These encouraging drill results help to verify the portion of the historic resource within the Argentina-Remedios area of the Veta Colorada.  A new resource estimate will be prepared at year-end for release in the 1st quarter of 2018.

“Drilling is ongoing at other areas of the Parral property such as Palmilla and San Patricio, where there was a history of high grade mining but very little drilling and no previous resources, to test for new silver resources.  We plan to release additional drill results during the 4th quarter of 2017.”

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start‑up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver’s shares trade on the TSX (EDR) and the NYSE (EXK).

Contact Information - For more information, please contact:
Bradford Cooke, Chief Executive Officer
Toll free: (877) 685-9775
Main: (604) 685-9775
Fax: (604) 685-9744
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.